EXHIBIT 18

LETTER ON CHANGE IN ACCOUNTING PRINCIPLES

February 11, 2011

Board of Directors
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and issued our report thereon dated February 11, 2011. As discussed further in Note 1 to the consolidated financial statements, the Company changed its method of accounting for pension costs.

As a result of the accounting change, changes in the market-related value of pension assets and actuarial gains and losses which are in excess of the corridor will be recognized on a more accelerated basis. It should be understood that the preferability of one acceptable method of accounting over another for pension costs has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP